UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39036P209

(CUSIP Number)

MAST Capital Management, LLC

31 St. James Avenue, 6th Floor

Boston, MA 02116

(617) 375-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%*
14	TYPE OF REPORTING PERSON IA, OO

*	See Item 5 for full description of percentage calculation.

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO/PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,584
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 64,584
	10	SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%*
14	TYPE OF REPORTING PERSON HC, IN

*	See Item 5 for full description of percentage calculation.

This Amendment No. 8 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.001 Par Value (the “Common Stock”), of Great Elm Capital Group, Inc., a Delaware corporation (f/k/a Unwired Planet, Inc.) (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Mr. Steinberg directly and by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”) and also Common Stock held directly by MAST Capital. MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of 1,945,267 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 1,945,267 shares of Common Stock held by the MAST Accounts and the shares of Common Stock held directly by MAST Capital.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 25,336,288 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019.

MAST Capital (i) holds 54,733 shares of Common Stock, and (ii) as the investment manager of the MAST Accounts, may be deemed to beneficially own 1,945,267 shares of Common Stock held by the MAST Accounts.

On September 18, 2017, the Issuer issued to Mast Capital a warrant (the “New Warrant”) for Mast Capital (or certain funds managed by MAST Capital, including the MAST Account, as Mast Capital’s designee) to purchase up to 420,000 shares of Common Stock. On July 17, 2018, in accordance with the terms of the New Warrant, Mast Capital exercised the New Warrant for 420,000 shares of Common Stock, with an exercise price of $3.3545 per share of Common Stock, and $1,408,890 in the aggregate. Pursuant to the terms of the New Warrant, Mast Capital designated Mast Admiral Master Fund LP as its designee. On July 23, 2018, the 420,000 shares of Common Stock were issued to Mast Admiral Master Fund LP pursuant to the New Warrant and Mast Admiral Master Fund LP’s payment of the exercise price.

The total shares of Common Stock which may be deemed to be beneficially owned by MAST Capital are 2,000,000 shares of Common Stock, representing approximately 7.89% of the issued and outstanding shares of Common Stock of the Issuer.

Mr. Steinberg directly holds 64,584 shares of Common Stock. In addition, Mr. Steinberg, as the principal of MAST Capital, may be deemed to beneficially own the 2,000,000 shares of Common Stock which are beneficially owned (or may be deemed to be beneficially owned) by MAST Capital. The total shares of Common Stock which Mr. Steinberg beneficially owns (or may be deemed to beneficially own) are 2,064,584, representing approximately 8.15% of the issued and outstanding shares of Common Stock of the Issuer.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein. Mr. Steinberg declaims beneficial ownership of the Common Stock held by MAST Capital except to the extent of his pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts and MAST Capital reported in this Schedule 13D. Mr. Steinberg has the sole power to vote and dispose of the Common Stock directly owned by him reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 1,945,267 shares of Common Stock owned by the MAST Accounts or that Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the shares of Common Stock owned by MAST Capital. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) On May 4, 2019 Mast Admiral Master Fund LP sold 422,468 shares of Common Stock at a price of $4.500 per share.

(d) The 1,945,267 shares of Common Stock held by the MAST Accounts consists of the following amounts: 1,945,267 shares of Common Stock held by Mast Admiral Master Fund LP.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2019

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
Name: David J. Steinberg
Title: Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg